CUSIP No. 85788D100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Stealth BioTherapeutics Corp

(Name of Issuer)

Ordinary Shares, par value $0.0003 per share

(Title of Class of Securities)

85788D100

(CUSIP Number)

Morningside Venture (I) Investments Limited

C/O THC Management Services S.A.M.,

2nd Floor,

Le Prince De Galles

3-5 Avenue DesCitronniers

Monaco, MC 98000

011-377-97-97-47-37

with a copy to:

Morningside Technology Advisory, LLC

Attn: Stephanie O’Brien, Esq.

1188 Centre Street

Newton Centre, MA 02459

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85788D100

(1)	Names of Reporting Persons Morningside Venture (I) Investments Limited

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 266,701,555 (1)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 266,701,555 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 266,701,555 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 63.4% (2)

(14)	Type of Reporting Person (See Instructions) CO

(1) The Ordinary Shares beneficially owned may be exchanged into American Depositary Shares on a twelve-for-one basis.

(2) Based on 420,357,503 Ordinary Shares outstanding following (a) the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated February 14, 2019 and filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2019 and (b) the underwriters’ partial exercise of the over-allotment option for such initial public offering on March 4, 2019, as disclosed in the Issuer’s Form 6-K filed with the SEC on March 5, 2019.

CUSIP No. 85788D100

(1)	Names of Reporting Persons Frances Anne Elizabeth Richard

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 266,701,555 (1)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 266,701,555 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 266,701,555 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 63.4% (2)

(14)	Type of Reporting Person (See Instructions) IN

(1) The Ordinary Shares beneficially owned may be exchanged into American Depositary Shares on a twelve-for-one basis.

(2) Based on 420,357,503 Ordinary Shares outstanding following (a) the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated February 14, 2019 and filed with the SEC on February 15, 2019 and (b) the underwriters’ partial exercise of the over-allotment option for such initial public offering on March 4, 2019, as disclosed in the Issuer’s Form 6-K filed with the SEC on March 5, 2019.

CUSIP No. 85788D100

(1)	Names of Reporting Persons Jill Marie Franklin

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 266,701,555 (1)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 266,701,555 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 266,701,555 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 63.4%(2)

(14)	Type of Reporting Person (See Instructions) IN

(1) The Ordinary Shares beneficially owned may be exchanged into American Depositary Shares on a twelve-for-one basis.

(2) Based on 420,357,503 Ordinary Shares outstanding following (a) the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated February 14, 2019 and filed with the SEC on February 15, 2019 and (b) the underwriters’ partial exercise of the over-allotment option for such initial public offering on March 4, 2019, as disclosed in the Issuer’s Form 6-K filed with the SEC on March 5, 2019.

CUSIP No. 85788D100

(1)	Names of Reporting Persons Peter Stuart Allenby Edwards

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 266,701,555 (1)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 266,701,555 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 266,701,555 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 63.4% (2)

(14)	Type of Reporting Person (See Instructions) IN

(1) The Ordinary Shares beneficially owned may be exchanged into American Depositary Shares on a twelve-for-one basis.

(2) Based on 420,357,503 Ordinary Shares outstanding following (a) the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated February 14, 2019 and filed with the SEC on February 15, 2019 and (b) the underwriters’ partial exercise of the over-allotment option for such initial public offering on March 4, 2019, as disclosed in the Issuer’s Form 6-K filed with the SEC on March 5, 2019.

CUSIP No. 85788D100

(1)	Names of Reporting Persons Raymond Long Sing Tang

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 266,701,555 (1)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 266,701,555 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 266,701,555 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 63.4% (2)

(14)	Type of Reporting Person (See Instructions) IN

(1) The Ordinary Shares beneficially owned may be exchanged into American Depositary Shares on a twelve-for-one basis.

(2) Based on 420,357,503 Ordinary Shares outstanding following (a) the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated February 14, 2019 and filed with the SEC on February 15, 2019 and (b) the underwriters’ partial exercise of the over-allotment option for such initial public offering on March 4, 2019, as disclosed in the Issuer’s Form 6-K filed with the SEC on March 5, 2019.

CUSIP No. 85788D100

(1)	Names of Reporting Persons Equal Talent Investments Limited

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 19,533,720 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 19,533,720 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 19,533,720 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 4.7% (2)

(14)	Type of Reporting Person (See Instructions) CO

(1) The Ordinary Shares beneficially owned may be exchanged into American Depositary Shares on a twelve-for-one basis.

(2) Based on 420,357,503 Ordinary Shares outstanding following (a) the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated February 14, 2019 and filed with the SEC on February 15, 2019 and (b) the underwriters’ partial exercise of the over-allotment option for such initial public offering on March 4, 2019, as disclosed in the Issuer’s Form 6-K filed with the SEC on March 5, 2019.

CUSIP No. 85788D100

(1)	Names of Reporting Persons Maria Lam

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 19,533,720 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 19,533,720 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 19,533,720 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 4.7% (2)

(14)	Type of Reporting Person (See Instructions) IN

(1) The Ordinary Shares beneficially owned may be exchanged into American Depositary Shares on a twelve-for-one basis.

(2) Based on 420,357,503 Ordinary Shares outstanding following (a) the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated February 14, 2019 and filed with the SEC on February 15, 2019 and (b) the underwriters’ partial exercise of the over-allotment option for such initial public offering on March 4, 2019, as disclosed in the Issuer’s Form 6-K filed with the SEC on March 5, 2019.

CUSIP No. 85788D100

(1)	Names of Reporting Persons Season Pioneer Investments Limited

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 39,066,276 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 39,066,276 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 39,066,276 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 9.3% (2)

(14)	Type of Reporting Person (See Instructions) CO

(1) The Ordinary Shares beneficially owned may be exchanged into American Depositary Shares on a twelve-for-one basis.

(2) Based on 420,357,503 Ordinary Shares outstanding following (a) the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated February 14, 2019 and filed with the SEC on February 15, 2019 and (b) the underwriters’ partial exercise of the over-allotment option for such initial public offering on March 4, 2019, as disclosed in the Issuer’s Form 6-K filed with the SEC on March 5, 2019.

CUSIP No. 85788D100

(1)	Names of Reporting Persons Tracy Gia Yunn Tsoi

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 39,066,276 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 39,066,276 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 39,066,276 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 9.3% (2)

(14)	Type of Reporting Person (See Instructions) IN

(1) The Ordinary Shares beneficially owned may be exchanged into American Depositary Shares on a twelve-for-one basis.

(2) Based on 420,357,503 Ordinary Shares outstanding following (a) the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated February 14, 2019 and filed with the SEC on February 15, 2019 and (b) the underwriters’ partial exercise of the over-allotment option for such initial public offering on March 4, 2019, as disclosed in the Issuer’s Form 6-K filed with the SEC on March 5, 2019.

CUSIP No. 85788D100

Item 1.  Security and Issuer.

This Amendment No. 1 (this “Amendment”) to the statement on Schedule 13D amends the Schedule 13D filed with the SEC on February 28, 2019 (the “Original Schedule 13D”) and relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the ordinary shares, par value $0.0003 per share (the “Ordinary Shares”), of Stealth BioTherapeutics Corp, a Cayman Islands company (the “Issuer”), which conducts its operations in the United States through Stealth BioTherapeutics, Inc., a Delaware corporation (“Stealth Delaware”). The address of the principal executive office of Stealth Delaware is 275 Grove Street, Suite 3-107, Newton, Massachusetts 02466. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Except as otherwise described herein, the information contained in the Original Schedule 13D remains in effect. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original Schedule 13D.

Item 2.  Identity and Background.

No changes except as described below.

(a)         This statement is filed by:

(i)                     Morningside Venture (I) Investments Limited, a British Virgin Islands exempted company (“MVIL”), with respect to the Ordinary Shares directly and beneficially owned by it;

(ii)                  Frances Anne Elizabeth Richard, with respect to the Ordinary Shares beneficially owned by her as a result of her position as a director with MVIL;

(iii)               Jill Marie Franklin, with respect to the Ordinary Shares beneficially owned by her as a result of her position as a director with MVIL;

(iv)              Peter Stuart Allenby Edwards, with respect to the Ordinary Shares beneficially owned by him as a result of his position as a director with MVIL;

(v)                 Raymond Long Sing Tang, with respect to the Ordinary Shares beneficially owned by him as a result of his position as a director with MVIL;

(vi)              Equal Talent Investments Limited, a British Virgin Islands exempted company (“ETIL”), with respect to the Ordinary Shares beneficially owned by it;

(vii)           Maria Lam, with respect to the Ordinary Shares beneficially owned by her as a result of her position as a director with ETIL;

(viii)        Season Pioneer Investments Limited, a British Virgin Islands exempted company (“SPIL”), with respect to the Ordinary Shares beneficially owned by it; and

(ix)              Tracy Gia Yunn Tsoi, with respect to the Ordinary Shares beneficially owned by her as a result of her position as a director with SPIL.

CUSIP No. 85788D100

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Frances Anne Elizabeth Richard, Jill Marie Franklin, Peter Stuart Allenby Edwards and Raymond Long Sing Tang, are the directors of MVIL and share voting and dispositive power with respect to the securities held by MVIL.  Ms. Richard, Ms. Franklin, Mr. Edwards and Mr. Tang each disclaim beneficial ownership of the securities owned directly by MVIL, except to the extent of their pecuniary interest therein.  MVIL disclaims beneficial ownership of the securities owned directly by ETIL and SPIL.  MVIL is ultimately wholly beneficially owned by a family trust established by Madam Chan Tan Ching Fen.

Maria Lam, is the sole director of ETIL and has sole voting and dispositive power with respect to the securities held by ETIL.  Ms. Lam disclaims beneficial ownership of the securities owned directly by ETIL, except to the extent of her pecuniary interest therein.  ETIL disclaims beneficial ownership of the securities owned directly by MVIL and SPIL.  ETIL is ultimately wholly beneficially owned by a trust over which Peter Stuart Allenby Edwards has sole authority to remove the trustee.

Tracy Gia Yunn Tsoi, is the sole director of SPIL and has sole voting and dispositive power with respect to the securities held by SPIL.  Ms. Tsoi disclaims beneficial ownership of the securities owned directly by SPIL, except to the extent of her pecuniary interest therein.  SPIL disclaims beneficial ownership of the securities owned directly by MVIL and ETIL.  SPIL is ultimately wholly beneficially owned by a trust over which Peter Stuart Allenby Edwards has sole authority to remove the trustee.

(b)         The business address of each of the Reporting Persons is:

(i)             With respect to MVIL, Ms. Richard, Ms. Franklin, Mr. Edwards and Mr. Tang:

c/o THC Management Services S.A.M.,

2nd Floor, Le Prince De Galles

3-5 Avenue Des Citronniers

MC 98000, Monaco

With copies to:

Morningside Technology Advisory, LLC

Attn: Stephanie O’Brien, Esq.

1188 Centre Street

Newton Centre, MA 02459

Springfield Financial Advisory Limited

Attn: Alice Li/Makim Ma

22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

(ii)           With respect to ETIL and Ms. Lam:

c/o THC Management Services S.A.M.,

CUSIP No. 85788D100

2nd Floor, Le Prince De Galles

3-5 Avenue Des Citronniers

MC 98000, Monaco

With copies to:

Morningside Technology Advisory, LLC

Attn: Stephanie O’Brien, Esq.

1188 Centre Street

Newton Centre, MA 02459

Springfield Financial Advisory Limited

Attn: Alice Li/Makim Ma

22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

(iii)   With respect to SPIL and Ms. Tsoi:

c/o THC Management Services S.A.M.,

2nd Floor, Le Prince De Galles

3-5 Avenue Des Citronniers

MC 98000, Monaco

With copies to:

Morningside Technology Advisory, LLC

Attn: Stephanie O’Brien, Esq.

1188 Centre Street

Newton Centre, MA 02459

Springfield Financial Advisory Limited

Attn: Alice Li/Makim Ma

22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

(c)          The present principal business of MVIL, Ms. Richard, Ms. Franklin, Mr. Edwards, Mr. Tang, ETIL, Ms. Lam, SPIL and Ms. Tsoi is the venture capital and private equity investment business.

(d)         No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          No Reporting Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Citizenship of the Reporting Persons is as set forth below:

MVIL	British Virgin Islands

CUSIP No. 85788D100

Ms. Richard	United Kingdom
Ms. Franklin	United Kingdom
Mr. Edwards	United Kingdom
Mr. Tang	United Kingdom
ETIL	British Virgin Islands
Ms. Lam	Canada
SPIL	British Virgin Islands
Ms. Tsoi	Australia

Item 3.  Source and Amount of Funds or Other Consideration.

No changes.

Item 4.  Purpose of Transaction.

No changes.

 Item 5. Interest in Securities of the Issuer.

No changes except as described below.

The aggregate percentage of Ordinary Shares reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based upon 420,357,503 of the Issuer’s Ordinary Shares outstanding following the Issuer’s initial public offering, which closed on February 20, 2019, and the underwriters’ partial exercise of the over-allotment option for such initial public offering, which closed on March 4, 2019. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.

A.            Morningside Venture (I) Investments Limited

(a)                           As of the closing of business on March 20, 2019, MVIL beneficially owned 266,701,555 Ordinary Shares, representing a beneficial ownership of approximately 63.4% of the Ordinary Shares.  All such shares are directly held by MVIL.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	266,701,555
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	266,701,555

B.            Frances Anne Elizabeth Richard

(a)                           As of the closing of business on March 20, 2019, Ms. Richard beneficially owned 266,701,555 Ordinary Shares, representing a beneficial ownership of approximately 63.4% of the Ordinary Shares.  All such shares are directly held by MVIL.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	266,701,555
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	266,701,555

CUSIP No. 85788D100

C.            Jill Marie Franklin

(a)                           As of the closing of business on March 20, 2019, Ms. Franklin beneficially owned 266,701,555 Ordinary Shares, representing a beneficial ownership of approximately 63.4% of the Ordinary Shares.  All such shares are directly held by MVIL.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	266,701,555
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	266,701,555

D.            Peter Stuart Allenby Edwards

(a)                           As of the closing of business on March 20, 2019, Mr. Edwards beneficially owned 266,701,555 Ordinary Shares, representing a beneficial ownership of approximately 63.4% of the Ordinary Shares.  All such shares are directly held by MVIL.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	266,701,555
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	266,701,555

E.            Raymond Long Sing Tang

(a)                           As of the closing of business on March 20, 2019, Mr. Tang beneficially owned 266,701,555 Ordinary Shares, representing a beneficial ownership of approximately 63.4% of the Ordinary Shares.  All such shares are directly held by MVIL.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	266,701,555
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	266,701,555

F.             Equal Talent Investments Limited

(a)                           As of the closing of business on March 20, 2019, ETIL held 1,627,810 American Depositary Shares (“ADSs”), representing 19,533,720 Ordinary Shares and a beneficial ownership of approximately 4.7% of the Ordinary Shares.  All such ADSs are directly held by ETIL.

(b)	1. Sole power to vote or direct vote:	19,533,720
	2. Shared power to vote or direct vote:	-0-
	3. Sole power to dispose or direct the disposition:	19,533,720
	4. Shared power to dispose or direct the disposition:	-0-

G.           Maria Lam

(a)                         As of the closing of business on March 20, 2019, Ms. Lam beneficially owned 19,533,720 Ordinary Shares, representing a beneficial ownership of approximately 4.7% of the Ordinary Shares.  All such shares are beneficially owned by ETIL, which directly holds 1,627,810 ADSs.

CUSIP No. 85788D100

(b)	1. Sole power to vote or direct vote:	19,533,720
	2. Shared power to vote or direct vote:	-0-
	3. Sole power to dispose or direct the disposition:	19,533,720
	4. Shared power to dispose or direct the disposition:	-0-

H.           Season Pioneer Investments Limited

(a)                           As of the closing of business on March 20, 2019, SPIL held 3,255,523 ADSs, representing 39,066,276 Ordinary Shares and a beneficial ownership of approximately 9.3% of the Ordinary Shares.  All such ADSs are directly held by SPIL.

(b)	1. Sole power to vote or direct vote:	39,066,276
	2. Shared power to vote or direct vote:	-0-
	3. Sole power to dispose or direct the disposition:	39,066,276
	4. Shared power to dispose or direct the disposition:	-0-

I.                Tracy Gia Yunn Tsoi

(a)                           As of the closing of business on March 20, 2019, Ms. Lam beneficially owned 39,066,276 Ordinary Shares, representing a beneficial ownership of approximately 9.3% of the Ordinary Shares.  All such shares are beneficially owned by SPIL, which directly holds 3,255,523 ADSs.

(b)	1. Sole power to vote or direct vote:	39,066,276
	2. Shared power to vote or direct vote:	-0-
	3. Sole power to dispose or direct the disposition:	39,066,276
	4. Shared power to dispose or direct the disposition:	-0-

(c) See Item 3.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No changes.

Item 7.  Material to be Filed as Exhibits.

No changes except as described below.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement
99.2

Lock-up Agreement dated October 23, 2018 regarding Proposed Public Offering by Stealth BioTherapeutics Corp between Jefferies LLC and Morningside Venture (I) Investments Limited (incorporated by reference to Exhibit 99.2 of the Reporting Persons’ Schedule 13D filed on February 28, 2019).

CUSIP No. 85788D100

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: March 22, 2019

MORNINGSIDE VENTURE (I) INVESTMENTS LIMITED

By:	/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard, Director

/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard

/s/ Jill Marie Franklin
Jill Marie Franklin

/s/ Peter Stuart Allenby Edwards
Peter Stuart Allenby Edwards

/s/ Raymond Long Sing Tang
Raymond Long Sing Tang

EQUAL TALENT INVESTMENTS LIMITED

By:	/s/ Maria Lam
Maria Lam, Director

/s/ Maria Lam
Maria Lam

SEASON PIONEER INVESTMENTS LIMITED

By:	/s/ Tracy Gia Yunn Tsoi
Tracy Gia Yunn Tsoi, Director

/s/ Tracy Gia Yunn Tsoi
Tracy Gia Yunn Tsoi